Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization

Subsidiaries of the Registrant:
China Unicom Corporation Limited	People’s Republic of China
Unicom New Century Telecommunications Corporation Limited	People’s Republic of China
Unicom New World (BVI) Limited	British Virgin Islands

Subsidiary of Unicom New World (BVI) Limited:
Unicom New World Telecommunications Corporation Limited	People’s Republic of China